UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AboveNet, Inc.
(Exact name of registrant as specified in its charter)

Delaware	11-3168327
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

360 Hamilton Avenue White Plains, New York	10601
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.01 per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following.  ☐

Securities Act registration statement number to which this form relates:
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Description of Registrant’s Securities to be Registered.

This registration statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of AboveNet, Inc. (the “Registrant”), a Delaware corporation. The following is a summary of the Common Stock and important provisions of the Registrant’s Amended and Restated Certificate of Incorporation (the “Amended Charter”) and the Registrant's Amended and Restated Bylaws (the “Amended Bylaws”).  This summary does not purport to be complete and is subject to and qualified by the Amended Charter and the Amended Bylaws, copies of which have been filed with the Securities and Exchange Commission (the “SEC”) by the Registrant on September 8, 2003 as Exhibit 2.1 and Exhibit 2.2, respectively, to the Registrant’s registration statement on Form 8-A.

Common Stock

The Registrant is authorized to issue 30,000,000 shares of Common Stock. Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of Common Stock present in person or represented by proxy at a meeting at which quorum exists, subject to any voting rights granted to holders of any preferred stock.  Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote for the election of directors. Cumulative voting for the election of directors is not authorized by the Amended Charter. Subject to the rights of the holders of the Registrant's preferred stock, the holders of Common Stock are entitled to receive any dividends  or distributions that may be declared by the Registrant’s board of directors out of assets legally available therefor at such times and in such amounts as the board of directors from time to time may determine.  In the event of any liquidation, the holders of Common Stock will be entitled to receive the assets of the Registrant available for distribution, after payments to creditors and preferred rights of any outstanding preferred stock.  The holders of Common Stock have no preemptive or conversion rights, and there are no redemption or sinking fund provisions with respect to the Common Stock. The Registrant is prohibited by the Amended Charter from issuing non-voting stock.

Blank Check Preferred Stock

The Registrant is authorized to issue 10,000,000 shares of preferred stock, par value $0.01 per share, of which 500,000 shares were reserved for issuance in connection with the adoption of a rights plan as more fully described below.  Preferred stock may be issued from time to time, without stockholder approval, in one or more classes or series, each of which classes or series shall have such distributive designation as determined by the board of directors.  Subject to the provisions of the Amended Charter and limitations prescribed by law, the Registrant’s board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of the Registrant’s preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by the Registrant’s stockholders.

The issuance of preferred stock may adversely affect the rights of the holders of Common Stock by, among other things:

•	restricting dividends on the Common Stock;

•	diluting the voting power of the Common Stock; or

•	impairing the liquidation rights of the Common Stock.

In addition, the board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. The board of directors will make any determination to issue shares based on its judgment as to the Registrant’s and the Registrant’s stockholders’ best interests. The board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Rights Agreement

On August 3, 2006, the board of directors of the Registrant declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock.  In connection therewith, the Registrant  entered into a Rights Agreement (the “Rights Agreement”) with American Stock Transfer & Trust Company, as rights agent, and designated 500,000 shares as Series A Junior Participating Preferred Stock (the “Preferred Shares”), which Rights Agreement was amended on August 7, 2008 (the “Rights Agreement Amendment”).  The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the board of directors.  The Rights should not interfere with any merger or other business combination approved by the board of directors since the Rights may be amended to permit such acquisition or redeemed by the Registrant at a specified redemption price. A description of the Rights Agreement and the Preferred Shares is contained in the section entitled “Description of Registrant's Securities to be Registered” in the Registration Statement on Form 8-A, filed with the SEC by the Registrant on August 4, 2006 and is incorporated herein by reference.  A description of the Rights Agreement Amendment is contained in the section entitled “Description of Registrant's Securities to be Registered” of the Registration Statement on Form 8-A, filed with the SEC by the Registrant on August 15, 2008 and is incorporated herein by reference.  The Certificate of Designation of Series A Junior Participating Preferred Stock, which establishes the designations, voting powers, preferences, rights and other terms of the Preferred Shares issuable upon exercise of the Rights, has been filed with the SEC by the Registrant on August 4, 2006 as Exhibit 4.2 to the Registrant’s Current Report on Form 8-K and is incorporated herein by reference.

Anti-takeover Effects of Certain Provisions of the Amended Charter and Amended Bylaws

General

The Amended Charter and the Amended Bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Registrant’s board of directors and that could make it more difficult to acquire control of the Registrant by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the Amended Charter specifically authorizes cumulative voting. The Amended Charter does not grant stockholders the right to vote cumulatively, which means that the holders of a majority of the votes can elect all of the directors then standing for election.

Stockholder Action by Written Consent

The Amended Charter contains a provision that prohibits the holders of Common Stock from taking action by written consent in lieu of a meeting.

Special Meetings of Stockholders

The Amended Bylaws provide that special meetings of stockholders may be called only by the chairman of the board, the president, in the event there is no chairman, a majority of the Registrant’s board of directors or the owners of at least 35% of the shares entitled to vote.

Advance Notice Procedure

The Amended Bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Subject to the rights of the holders of any series of preferred stock, only persons nominated by, or at the direction of, the Registrant’s board of directors or committee thereof, or the independent directors acting in executive session, as may then be required by law or regulation or by a stockholder who has given proper notice to the Registrant’s secretary prior to the meeting, will be eligible for election as a director.  For notice to be proper, it must be received by the Registrant’s secretary no later than the date which is 120 calendar days prior to the anniversary date of the previous annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced by more than 60 days or delayed by more than 90 days from such anniversary, notice by the stockholder must be so received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (1) the 60th day prior to such annual meeting or (2) the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure thereof was made, whichever first occurs.

Amendments

The Amended Bylaws may be altered, amended or repealed, in whole or in part, and new Bylaws may be adopted by the stockholders or by the board of directors.  All such amendments adopted at a meeting of stockholders or the board of directors shall be approved by the holders of a majority of the shares entitled to vote thereon or by a majority of the whole board of directors, as the case may be.

Removal of Directors

Generally, directors may be removed, with or without cause, by the vote of the holders of at least a majority entitled to vote for the election of directors.

Indemnification

The Registrant will indemnify officers and directors against losses that may be incurred by investigations and legal proceedings resulting from their services to the Registrant, which may include services in connection with takeover defense measures.

Delaware Anti-Takeover Law

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an “interested stockholder” of certain Delaware corporations shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•
at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•
any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination of such interested stockholder; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business  combinations with the Registrant for a three-year period.

Item 2.    Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ABOVENET, INC.

Date: April 10, 2009	By:	/s/ Robert Sokota
Robert Sokota Senior Vice President and General Counsel